Exhibit 99.1
Investor Presentation H1 2025 1 January – 30 June 2025

2 Disclaimer THIS PRESENTATION (THIS "PRESENTATION") HAS BEEN PREPARED BY CADELER A/S (THE "COMPANY") EXCLUSIVELY FOR INFORMATION PURPOSES AND MAY NOT BE REPRODUCED OR REDISTRIBUTED, IN WHOLE OR IN PART, BY ANY OTHER PERSON. FORWARD-LOOKING STATEMENTS THIS PRESENTATION CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE U.S. SECURITIES ACT OF 1933 AND SECTION 21E OF THE U.S. EXCHANGE ACT OF 1934, EACH AS AMENDED. ALL STATEMENTS OTHER THAN STATEMENTS OF HISTORICAL FACT INCLUDED IN THIS PRESENTATION ARE FORWARD LOOKING STATEMENTS, INCLUDING THOSE REGARDING FUTURE GUIDANCE, SUCH AS THOSE RELATED TO ANTICIPATED REVENUE, EBITDA AND ADJUSTED EBITDA. FORWARD LOOKING STATEMENTS INVOLVE RISKS, UNCERTAINTIES AND ASSUMPTIONS, AND ACTUAL RESULTS MAY DIFFER MATERIALLY FROM ANY FUTURE RESULTS EXPRESSED OR IMPLIED BY SUCH FORWARD LOOKING STATEMENTS. WORDS SUCH AS "ANTICIPATE," "BELIEVE ," "CONTINUE," "COULD,“ "ESTIMATE," "EXPECT," "INTEND," "MAY," "MIGHT,“ “FORECAST”, “ON TRACK,” "PLAN," “POSSIBLE,” “POTENTIAL,” “PREDICT,” "PROJECT," "SHOULD," "WOULD," "SHALL," “TARGET,” "WILL" AND SIMILAR EXPRESSIONS ARE INTENDED TO ASSIST IN IDENTIFYING FORWARD LOOKING STATEMENTS. ALTHOUGH THE COMPANY BELIEVES THAT THE EXPECTATIONS REFLECTED IN SUCH FORWARD-LOOKING STATEMENTS ARE REASONABLE, THERE CAN BE NO ASSURANCE THAT SUCH EXPECTATIONS WILL PROVE TO BE CORRECT. ALL FORWARD-LOOKING STATEMENTS INCLUDED IN THIS PREENTATION SPEAK ONLY AS OF THE DATE OF THIS PRESENTATION AND THE COMPANY UNDERTAKES NO OBLIGATION TO REVISE OR UPDATE ANY FORWARD-LOOKING STATEMENT FOR ANY REASON, EXCEPT AS REQUIRED BY LAW. RISKS AND UNCERTAINTIES INCLUDE, BUT ARE NOT LIMITED TO, THOSE DETAILED IN THE COMPANY’S MOST RECENT ANNUAL REPORT ON FORM 20-F AND IN ITS OTHER FILINGS WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION. YOU SHOULD CONSIDER THESE RISKS AND UNCERTAINTIES WHEN EVALUATING THE COMPANY AND ITS PROSPECTS. NONE OF THE COMPANY OR ANY OF ITS PARENT OR SUBSIDIARY UNDERTAKINGS OR ANY OF SUCH PERSONS’ DIRECTORS, OFFICERS OR EMPLOYEES PROVIDES ANY ASSURANCE THAT THE ASSUMPTIONS REFLECTED IN THE FORWARD-LOOKING STATEMENTS INCLUDED IN THIS PRESENTATION ARE FREE FROM ERROR NOR DOES ANY OF THEM ACCEPT ANY RESPONSIBILITY FOR THE FUTURE ACCURACY OF THE OPINIONS EXPRESSED IN THIS PRESENTATION OR THE ACTUAL OCCURRENCE OF THE FORECASTED DEVELOPMENTS. NON-IFRS PERFORMANCE MEASURES THIS PRESENTATION INCLUDES CERTAIN NON-IFRS PERFORMANCE MEASURES, INCLUDING EBITDA , ADJUSTED EBITDA, AND CONTRACT BACKLOG. SUCH NON-IFRS PERFORMANCE MEASURES ARE PRESENTED HEREIN AS THE COMPANY BELIEVES THAT SUCH MEASURES PROVIDE INVESTORS WITH ADDITIONAL USEFUL INFORMATION AND A MEANS OF UNDERSTANDING HOW THE COMPANY’S MANAGEMENT EVALUATES THE COMPANY’S OPERATING PERFORMANCE. SUCH PERFORMANCE MEASURES SHOULD NOT, HOWEVER, BE CONSIDERED IN ISOLATION FROM, AS SUBSTITUTES FOR, OR AS SUPERIOR TO FINANCIAL MEASURES PREPARED IN ACCORDANCE WITH IFRS. MOREOVER, OTHER COMPANIES MAY DEFINE NON-IFRS MEASURES DIFFERENTLY, WHICH LIMITS THE USEFULNESS OF THESE MEASURES FOR THE PURPOSE OF ANY COMPARISON WITH SUCH OTHER COMPANIES. INDUSTRY AND MARKET DATA INFORMATION CONTAINED IN THIS PRESENTATION CONCERNING THE COMPANY’S INDUSTRY AND THE MARKET IN WHICH IT OPERATES, INCLUDING GENERAL EXPECTATIONS ABOUT ITS INDUSTRY, MARKET POSITION, MARKET OPPORTUNITY AND MARKET SIZE, IS BASED ON DATA FROM VARIOUS SOURCES INCLUDING INTERNAL DATA AND ESTIMATES AS WELL AS THIRD PARTY SOURCES SUCH AS INDEPENDENT INDUSTRY PUBLICATIONS, GOVERNMENT PUBLICATIONS, AND REPORTS BY MARKET RESEARCH FIRMS OR OTHER PUBLISHED INDEPENDENT SOURCES. YOU ARE CAUTIONED NOT TO GIVE UNDUE WEIGHT TO SUCH INFORMATION. YOU ARE FURTHER ADVISED THAT ANY THIRD-PARTY INFORMATION REFERRED TO IN THIS PRESENTATION HAS NOT BEEN PREPARED SPECIFICALLY FOR INCLUSION IN THIS PRESENTATION AND WHILE THE COMPANY BELIEVES SUCH INFORMATION TO BE GENERALLY RELIABLE, IT HAS NOT UNDERTAKEN ANY INDEPENDENT INVESTIGATION TO CONFIRM THE ACCURACY OR COMPLETENESS OF SUCH INFORMATION OR TO VERIFY THAT MORE RECENT INFORMATION IS NOT AVAILABLE.

Financial performance above expectations, with full-year guidance increased in July 2025. Wind Keeper delivered & long-term contract with Vestas secured. Seven vessels on-hire around the world, including two vessels operating in Taiwan and two in North America. Strong and increasing demand for O&M services, especially for larger turbines, reinforcing Cadeler's decision to establish Nexra as a new service concept for the offshore wind industry. Cadeler’s contract backlog continues to strengthen and currently stands at EUR 2.5bn. H1 2025 - Highlights choose Format Background and change Color to Black H1 2025 Commercial Highlights

Wind Keeper delivered & contract secured • Cadeler has taken delivery of its latest delivery, the Wind Keeper, ahead of schedule • The newest addition to the fleet has already landed her first long-term contract with Vestas, for a three-year period with additional options of two and half years; commencing early in 2026 • Wind Keeper will serve as a versatile service vessel, supporting both operations and maintenance (O&M) as well as transport and installation (T&I) tasks • Before commencing her work for Vestas in Q1 2026, Wind Keeper will undergo tailored upgrades to enhance her operational capacity and align her onboard capabilities with the rest of Cadeler’s fleet 5

Executing on projects

Vessel activity in H1 2025



Wind Orca

Completed an **O&M campaign for Siemens Gamesa** and thereafter mobilised for the **He Dreiht installation project for Vestas** where work started in early April 2025 and will continue throughout 2025.



Wind Osprey

Completed two **O&M campaigns for Vestas**, along with a comprehensive drydock work scope at Fayard, before commencing an **installation project for Baltic Power**.



Wind Scylla

Continues to work on the **Revolution Wind installation project for Ørsted** in the United States.



Wind Zaratan

Commenced an **O&M campaign for Vestas at the Changfang and Xidao wind farm** in Taiwan at the end of Q1 2025.



Wind Peak

Completed an **O&M campaign for Vestas**. Thereafter, completed mobilisation and commenced work on the **Sofia installation project for Siemens Gamesa.**



Wind Maker

Delivered in January 2025 in Korea.

Transited to Singapore for mobilisation before onwards transit to Taiwan to commence the **Greater Changhua installation project for Ørsted.**



Wind Pace

Delivered in March 2025 in China.

Transited to Ferrol, Spain for mobilisation, and thereafter to the United States to commence an **O&M campaign for GE Vernova.**



Wind Keeper

Delivered in July 2025 and is currently transiting to Europe where she will undertake a tailored upgrade programme before mobilising for her first project.

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A EUR 2.5bn backlog provides solid earnings visibility Vessel Reservation Agreements (Not in Backlog) Windfarm: BC-Wind Scope: WTG Project start: 2028 Windfarm: Undisclosed client Scope: WTG Project start: 2028 Europe APAC Undisclosed client – WTG – 2027 North America Revolution Wind – WTG – 2025 He Dreiht – WTG – 2025 Baltic Power – WTG – 2025 Sofia – WTG – 2025 EA III – WTG – 2026 HOW III – WTG and FOU – 2026 Orsted/PGE – Baltica II – WTG – 2027 Inch Cape – WTG – 2026 EA II – FOU & WTG – 2027 Bałtyk II & III – WTG – 2027 Greater Changhua WTG – 2025 O&M – 2025 Sunrise Wind WTG – 2026 Undisclosed client – O&M – 2025 O&M – 2025 82% 10% 8% Region as % of total backlog Note: Regional % split for any region is provided only where there are multiple projects in that region included in the contract backlog. O&M + WTG – 2026 Formosa 4 WTG – 2028 US projects contribute to <10% of total backlog 7

Contract backlog remains strong at EUR 2.5 Billion

CADELER

Development in contract backlog FY 2022 – H1 2025

(EURm)



+30%
907
254
653
1,359
274
1,085
1,736
357
1,379
1,915
389
1,526
2,336
429
1,907
2,487
464
2,023
2,492
459
2,033
FY 2022
H1 2023
FY 2023
H1 2024
FY 2024
Q1 2025
H1 2025
Firm
Options
97%
of total backlog has reached FID

Backlog remains strong despite Hornsea 4 cancellation. Cadeler's strategy continues to deliver, with the resilience of its backlog reflecting its **well-diversified backlog of projects across regions and different scopes**, combined with a strong mix of **Tier 1 clients.**

New since Q1 2025

- In July, Cadeler signed a long-term contract with for the Wind Keeper. The contract contemplates a firm period of three years commencing in Q1 2026, with options to extend by two and a half years in aggregate. If all options are exercised, the contract is expected to be worth in excess of EUR 380m.
- In August, Cadeler signed a firm contract for WTG installation at the Formosa 4 Offshore Wind Farm in Taiwan. The project, expected to commence in March 2028 and to last for approximately 150 days, will be executed by one of Cadeler's M-class vessels. The value of the contract to Cadeler is estimated to be between EUR 70 and EUR 80 million.
- Also in the period, Cadeler received notice of the termination of a long-term agreement for an A-class vessel (principally as a result of Ørsted's decision to discontinue work towards the Hornsea 4 project). The value of that long-term agreement has been removed from the Group's order backlog.

(1) Figures are for period-end, except that the contract backlog provided for Q2 2025 is as of 26 August 2025 (the date of this presentation).
(2) Figures provided for FY 2022 and H1 2023 exclude the contribution to the contract backlog resulting from Cadeler's business combination with Eneti Inc., completed in December 2023.
(3) Contract backlog assumes 100% of counterparty options are exercised. Of the total contract backlog, EUR 2,033m represents firm contracted days and EUR 459m represents days subject to the exercise of counterparty options.
(4) 97% of the contract backlog (an aggregate of EUR 2,412m) relates to projects for which the relevant counterparty has taken a positive final investment decision (FID).
(5) Contract backlog excludes vessel reservation agreements.

8

Newbuilds progress update

CADELER









Vessel	Wind Ally	Wind Mover	Wind Ace	Wind Apex
Expected delivery	Q3/4 2025	Q4 2025	Q3 2026	Q2 2027
Progress update	• Sea trial started on the 2 August 2025 • Sea trial/jacking trial including crane load test to be completed by the end of August 2025 • Delivery planned for Q3/4 2025	• Launched 27 January 2025 • All major equipment installed • All legs are completed • Gensets running and load tested • Commissioning initiated • Sea trial planned for Q4 2025 • Delivery planned for Q4 2025	• Steel cutting completed in July 2024 • First block placed in the dry dock in August 2025 • 90% of the 240 steel blocks needed to complete the vessel have been fabricated • Launching planned for Q4 2025 • Delivery planned for Q3 2026	• Steel cutting completed in July 2025 at the Cosco Ship Yard • Design is complete and has been approved by the classification society • Delivery planned for Q2 2027
% completion	**99%**	**85%**	**55%**	**At block stage**

9
Note: The construction completion rate is measured in different ways at Cosco Qidong and Hanwha Ocean. Therefore, a direct comparison of completion rates across yards is not possible.

choose Format Background and change Color to Black H1 2025 Financial Highlights

Key financial highlights for Q2 2025 11 1. Adjusted utilisation which means adjusted for planned off-hire including drydock and transportation from shipyard 2. Combined market capitalisation at closing on 22-Aug-25. 3. Three-month Average Daily Trading Volume (ADTV) multiplied by Volume Weighted Average Price (VWAP). All prices have been converted to euro using the daily exchange rate. The category “other” entails trades facilitated by the interoperability among clearing corporations on different exchanges. No pricing data available for these transactions. The VWAP for OSE has been applied as a proxy Market Capitalisation2 € 1.7b 3-month Daily Average Turnover3 € 4.9m € 1.0m (NYSE) / 1.9m (OSE) / 2.0m (other exchanges) Revenue Equity ratio Utilisation1 EBITDA Cash Flow from Operating Activities Backlog € 233.1m € 188.9m 49.5% € 51.1m 63 233 Q2 2024 Q2 2025 Q2 2024 Q2 2025 72% 50% 32 189 Q2 2024 Q2 2025 4 51 Q2 2024 Q2 2025 Q2 2024 Q2 2025 1.9 2.5 94.1% Q2 2024 Q2 2025 76% 84% 76% 94% Unadj. Adj. € 2.5b Unadj. Adj.

Consolidated P&L for Q2 2025 Key takeaways • Revenue increased by EUR 170m compared to Q2 2024 with utilisation at 76% and adjusted utilisation at 94% for Q2 2025 (Q1 2024 utilisation was also 76%). • The revenue increase is mainly driven by the termination fees due to postponement of the Hornsea 4 project and the addition of three vessels in operation: Wind Maker, Wind Peak and Wind Pace. • Cost of sales increased primarily driven by newly delivered vessels Wind Peak, Wind Maker and Wind Pace becoming part of the Group’s fleet and not yet delivered in Q2 2024. • SG&A costs higher due to increase in onshore staff. Many of which related to more vessels on water and their needed support to both ongoing operations and new projects. • EBITDA increase is driven by the increase in revenue as explained above. 12 EUR ‘000 Q2 2025 Q2 2024 Revenue 233,061 63,155 Cost of sales -55,676 -30,419 Gross profit 177,385 32,736 SG&A and other expenses -14,261 -14,006 Operating profit 163,124 18,730 Finance net 4,972 3,314 Profit before income tax 168,096 22,044 Income tax expense -2,161 -1,098 Profit after tax 165,935 20,946 EBITDA 188,862 31,787 Vessel OPEX (EUR per day)* 34,559 36,978 No. of vessels (end of June 2024/25) 8 4 Note: Financials are unaudited. * OPEX/day includes crewing costs, technical costs and insurance.

Consolidated P&L for H1 2025

CADELER

EUR '000	H1 2025	H1 2024
Revenue	**298,535**	**82,218**
Cost of sales	-100,234	-57,398
Gross profit	**198,301**	**-24,820**
SG&A and other expenses	-30,347	-26,183
Operating profit	**167,954**	**-1,363**
Finance net	3,171	2,633
Profit before income tax	**171,125**	**1,270**
Income tax expense	-3,392	-1,117
Profit after tax	**167,733**	**153**
EBITDA	**212,516**	**21,727**
*Vessel OPEX (EUR per day)**	*35,213*	*35,492*
No. of vessels (end of June 2024/25)	*8*	*4*
Headcount onshore (Average)	*285*	*242*

Key takeaways

- Revenue increased by EUR 216m compared to H1 2024, with utilisation at 67% and an adjusted utilisation of 89% for H1 2025. In H1 2024, utilisation was 47%, as Wind Orca and Wind Osprey had their main crane upgrades.
- The revenue increase is mainly driven by the termination fees due to postponement of the Hornsea 4 project and the addition of three vessels in operation: Wind Maker, Wind Peak and Wind Pace.
- Cost of sales increased primarily driven by newly delivered vessels Wind Peak, Wind Maker and Wind Pace becoming part of the Group's fleet and not yet delivered in Q1 2024.
- SG&A costs higher due to increase in onshore staff. Many of which related to more vessels on water and their needed support to both ongoing operations and new projects.
- EBITDA increase is driven by the increase in revenue as explained above.

13

Note: Financials are unaudited.
* OPEX/day includes crewing costs, technical costs and insurance.

Consolidated Balance Sheet for H1 2025 14 Key takeaways • Total Assets increase of EUR 832m driven by the newbuilds and cash available from financing activities. • Total Liabilities increased by EUR 695m due to the utilisation of financing facilities, reducing the equity ratio from 64% in FY 2024 to 50% in H1 2025. EUR ‘000 H1 2025 FY2024 Non-Current Assets 2,416,799 1,748,400 Cash 53,030 58,464 Other Current Assets 299,640 130,152 Total Assets 2,769,469 1,937,016 Equity 1,370,927 1,233,894 Non-current liabilities 1,040,705 579,475 Current liabilities 357,837 123,647 Total Equity and Liabilities 2,769,469 1,937,016 Equity ratio 50% 64%

CAPEX program expected to be fully funded

CADELER

Strong interest from banks to finance Cadeler's CAPEX program

CAPEX program and planned Cadeler financing



Signed / Committed
EUR 833m
Additional CAPEX for Mission Equipment is expected at project start
EURm
100
208
70
455
240
1,073
51
1,124
(166)
(254)
(419)
285
RCF-undrawn
M-Class Facility
A-Class - Wind Ace & Ally
A-Class - Wind APEX
Total Financing
Cash
Total
M-Class
A-Class
Net Funding

15 Note: Exchange rate of EUR/USD 1.1753 at 30/06-2025.

Cadeler's secured CAPEX and funding

EUR 2,058m in funding secured (incl. Wind Keeper) of which EUR 1,225m is drawn as per 30 June 2025, i.e., EUR 833m still undrawn. Key takeaways are:

- A-class financing of EUR 525m for Wind Ally and Wind Ace signed in March 2025 incl. EUR 70m in Mission Equipment.
- M-class tranche of EUR 208m utilized in January 2025 related to Wind Maker delivery Remaining facility expected to be fully utilized upon delivery of Wind Mover in Q4 2025.
- P-class tranche now fully utilized with delivery of the second P-class vessel, Wind Pace, in March 2025

Hedging

- 50% of USD exposure hedged
- ~50% of interest exposure hedged for the first five years of the expected facilities

Financing overview Committed Financing Uncommitted Financing All figures in EURm Vessels Comments Total Amount Total uncommitted 240 O-class, Scylla & Zaratan Facility RCF-B 100 Term Loan 88 88 Wind Apex Syndicated 240 P-class Syndicated 404 404 M-class Syndicated 416 208 Outstanding1 2,298 1,125 RCF-A 250 250 Corporate HSBC, Standard Chartered 125 125 O-class, Scylla & Zaratan total 438 338 Total committed 2,058 1,255 A-class Syndicated 525 0 16 1. Outstanding as per 30/06/2025 Note: In addition, Cadeler has EUR 250m in uncommitted Performance Guarantee lines Take-out financing of EUR 125m signed Amortization has been initiated Financing expected to be closed 1 year before delivery Wind Keeper Bridge Facility 150 150

Full Year Outlook for 2025 FY 2025 impacted by: • Termination fees due to postponement of the Hornsea 4 project. • Timely vessel deliveries and execution on projects. • Wind Maker and Wind Pace delivered in Q1 2025 and employed in APAC and US during 2025. Two additional vessel deliveries in Q3-Q4 2025 (Wind Ally and Wind Mover) preparing for upcoming projects. • Revenue and costs from Foundation projects starting to be recognized (ramp-up). 17 Q2 2025 H1 2025 2025 EUR millions Actuals Actuals Outlook Revenue 233 299 588-628 EBITDA 189 213 381-421

choose Format Background and change Color to Black Sustainability Highlights

H1 2025 Sustainability Update 19 Building up team competencies to support execution towards decarbonization goals & developing framework for operational excellence • Expanded team competencies in Sustainability & Performance • Decarbonization roadmap with fleet growth developed, gap to meet targets modelled • Ongoing shore power upgrade for O-class vessels with Wind Osprey ship-side readiness finalized in Q1 • Identified equipment efficiency upgrades for O-class vessels after energy audit, with execution planned for end Q3 • Biofuel strategy expansion developed, with new batch to be blended in Q4 2025 • Human Rights Strategy and Roadmap implementation phase started based on the old Human Rights Impact Assessment

H1 2025 Commercial Outlook

Cadeler’s view on the market There is a calibration in the market but momentum continues 21 • The market is undergoing a period of recalibration, with governments adjusting support mechanisms to reflect current conditions • Market caution is exercised with conditions and policy improvements expected • Some projects face delays, with timelines shifting closer to 2030 • Important auctions are ahead, including AR7 in the UK, several new early-stage markets are beginning to emerge • Our long-term outlook remains strong; offshore wind is expected to play a crucial role in future energy mix • Strong end-of-decade momentum is expected with potential for significant vessel undersupply

Undersupply of installation vessels is expected from 2029 22 Forecast of vessel undersupply (illustrative) Key insights • The installation fleet is continuously evolving; legacy vessels are becoming less efficient or obsolete for installation • As many projects are facing delays, lower overall utilisation is expected in 2027 • Demand is expected to recover from 2029 with a strong outlook and undersupply towards the end of the decade • Undersupply for Foundation Installation Vessels and Heavy O&M vessels is expected to happen even earlier • Cadeler maintains strong confidence in the market and has a solid order backlog • We are looking forward to a busy end of the decade, where our large and efficient fleet is an essential enabler Cadeler’s booked capacity (illustrative) 2025 2026 2027 2028 2029 2030 Undersupply for foundation vessels will happen earlier Supply/demand equilibrium – total market view Undersupply for O&M vessels comes even earlier

Newbuilt vessels are much more efficient in installation and can unlock significant savings

CADELER

Efficiency comparison for hypothetical 100 turbine project

- Project location: North Sea
- Port location: 140nm from site
- Number of WTGs: 100 (15 MW)

Vessel	**P-class**	**Gusto NG-9000**
WTG sets per trip	6	2
Roundtrips	17	50
Days per turbine[1]	2.14 days	2.69 days

Net project duration (days)[2]



~+47%
Project related delays (i.e. weather)
214
269



1. Based on P0 project duration. Days per turbine based on P50 project duration are 3.7 and 5.4 for P-class and NG-9000, respectively
2. Assuming the same duration for all vessel operations (jacking, installation etc.) as well as same sailing speed. Assumed project-related delays includes allowance for weather, tides, and pilotage amongst other items.

23

Cadeler has the largest fleet of vessels capable of efficient installation of wind turbines and foundations 1) Selected players in the industry where an owned vessel either has a pipeline of installation work or will be a value driver in O&M work as estimated by management. Source: 4C Offshore and public filings 24 # of wind turbine and foundation installation vessels1 8 3 1 4 2 2 3 1 2 2 1 1 1 4 5 3 1 1 1 12 8 4 3 3 2 Newbuilds since 2020 Legacy World’s largest and most versatile fleet of next generation offshore wind turbine and foundation installation vessels. Improved customer value proposition through increased flexibility, ability to meet demand and reduced risk of project slippage.

Cadeler has the largest fleet of vessels capable of efficient installation of wind turbines 1) Selected players in the industry where an owned vessel either has a pipeline of installation work or will be a value driver in O&M work as estimated by management. Source: 4C Offshore and public filings 25 # of vessels capable of efficiently installing 15MW wind turbines 9 2 1 4 1 1 3 2 1 2 1 1 1 3 6 3 2 2 1 12 8 4 3 3 2 Vessels capable of efficiently installing 15MW wind turbines Rest of fleet

Cadeler has the largest fleet of vessels capable of efficient installation of foundations 1) Selected players in the industry where an owned vessel either has a pipeline of installation work or will be a value driver in O&M work as estimated by management. Source: 4C Offshore and public filings 26 # of vessels capable of efficiently installing foundations 7 2 1 3 1 1 3 2 1 1 1 1 1 5 2 1 1 2 1 1 1 4 2 1 12 8 4 4 3 2 2 3 Vessels capable of efficiently installing foundations and wind turbines Rest of fleet Only foundations-capable

Demand for O&M is growing 27 Source: WoodMac 0 2,000 4,000 6,000 2025 2026 2027 2028 2029 2030 2031 2032 2033 +10.3% Americas APAC EMEA Forecasted global (ex-China) MCR demand by region (in vessel days) Key insights • Demand for operations and maintenance – particularly major component replacement – is increasing as more turbines are installed • There is significant need, especially for larger units capable of operating in deeper and more remote waters • Cadeler is well-positioned in this evolving landscape, supported by a strong order backlog, expanding fleet, and continued strategic focus including dedicated O&M offering Nexra

Rethinking O&M: we are building up Nexra 28 Wind Zaratan Wind Keeper Wind Scylla Installation vessels Cadeler fleet O&M scope Installation scope Illustrative O&M spot jobs Illustrative development over time Growing market opportunity: There is a rapid increase in larger turbines entering operations, driving demand for high-capacity vessels to support O&M Strengthening the Nexra team: We are well advanced in hiring for key roles for Nexra, building strong capabilities to capture market growth Deepening client engagement: We are intensifying commercial dialogues with key clients, positioning Nexra as a trusted partner in heavy O&M Strategic fleet expansion: Our strategic acquisition of Wind Keeper and first contract with Vestas underscores the relevance and supports our decision to build out Nexra

Building a resilient business with a clear and consistent focus on our core competencies 29 Development Turbine supply Balance of Plant (BoP) Transport & Installation (T&I) Operations & Maintenance (O&M) Decommissioning Vertical and horizontal expansion Organic and inorganic growth Regional expansion Strategic partnerships Monitor and apply new technologies Continuously evaluating opportunities to expand into attractive and synergetic segments incl. strategic decision to build out new O&M offering Nexra. Scaling the organization in line with fleet delivery and new strategic initiatives. Actively evaluating attractive assets and companies, such as latest acquisition of Wind Keeper. Strengthening organization and presence in key regions with currently 3 vessels active in Europe, 2 in APAC, 2 in the US. Developing a structured strategy to strengthen our key strategic partnerships, including long-term agreements, such as our latest long-term contract with Vestas. Testing and applying new technologies to drive efficiency and sustainability in fleet, such as development and testing of biofuel strategy.

Investment highlights 30 Largest, most capable and most versatile fleet in the industry. Strong complementarity in fleet enables cross-utilisation, efficiency and project derisking. Highly experienced team with a proven track record, critical know-how and long-standing deep commercial relationships and contracts with the industry’s leading developers. Resilient global platform with project experience and presence in all major offshore wind markets. Anticipated undersupply of capable vessels from 2029 and onwards, due to significantly increasing market demand including strong growth in demand for O&M. Strong track record in the capital markets backed by a record-high backlog (€2.5B) providing earnings € visibility. Key focus on being a good custodian of capital.

Q & A

Cadeler Kalvebod Brygge 43 DK–1560 Copenhagen Denmark +45 3246 3100 Follow us Additional questions can be sent to investorrelations@cadeler.com